UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

China Biologic Products Holdings, Inc.
(Name of Issuer)

Ordinary Shares, Par Value $0.0001
(Title of Class of Securities)

G21515104
(CUSIP Number)

Andrew Chan
Chief Financial Officer
Centurium Capital Management Ltd.
Suite 1008, Two Pacific Place, 88 Queensway, Hong Kong
+852 3643 0755

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

April 8, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G21515104
	1.	Names of Reporting Persons. Beachhead Holdings Limited
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,908,726 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,908,726 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,908,726 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 20.6%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as reported by the Issuer’s Form 20-F filed on March 12, 2020.

2

CUSIP No. G21515104
	1.	Names of Reporting Persons. Double Double Holdings Limited
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 887,409 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 887,409 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 887,409 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 2.3%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as reported by the Issuer’s Form 20-F filed on March 12, 2020.

3

CUSIP No. G21515104
	1.	Names of Reporting Persons. Point Forward Holdings Limited
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,601,265 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,601,265 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,601,265 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 4.2%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as reported by the Issuer’s Form 20-F filed on March 12, 2020.

4

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Capital Partners 2018, L.P.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,796,135 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,796,135 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,796,135 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 22.9%(1)
	14.	Type of Reporting Person (See Instructions) PN

(1)	Percentage calculated based on 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as reported by the Issuer’s Form 20-F filed on March 12, 2020.

5

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Capital Partners 2018 GP Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,796,135 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,796,135 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,796,135 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 22.9%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as reported by the Issuer’s Form 20-F filed on March 12, 2020.

6

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Capital 2018 Co-invest, L.P.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,184,680 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,184,680 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,184,680 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 3.1% (1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as reported by the Issuer’s Form 20-F filed on March 12, 2020.

7

CUSIP No. G21515104
	1.	Names of Reporting Persons. CCM CB I, L.P.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 416,585 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 416,585 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 416,585 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 1.1% (1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as reported by the Issuer’s Form 20-F filed on March 12, 2020.

8

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Capital 2018 SLP-B Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,184,680 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,184,680 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,184,680 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 3.1%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as reported by the Issuer’s Form 20-F filed on March 12, 2020.

9

CUSIP No. G21515104
	1.	Names of Reporting Persons. CCM CB I Limited
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 416,585 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 416,585 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 416,585 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 1.1% (1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as reported by the Issuer’s Form 20-F filed on March 12, 2020.

10

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Holdings Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,397,400 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,397,400 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,397,400 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 27.0%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as reported by the Issuer’s Form 20-F filed on March 12, 2020.

11

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Holdings (BVI) Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,397,400 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,397,400 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,397,400 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 27.0%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as reported by the Issuer’s Form 20-F filed on March 12, 2020.

12

CUSIP No. G21515104
	1.	Names of Reporting Persons. Hui Li
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,269 Ordinary Shares (See Item 5)
	8.	Shared Voting Power 10,397,400 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 28,269 Ordinary Shares (See Item 5)
	10.	Shared Dispositive Power 10,397,400 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,425,669 Ordinary Shares (See Item 5) (1)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 27.1%(2)
	14.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 28,269 Ordinary Shares directly held by Mr. David Hui Li and (ii) 10,397,400 Ordinary Shares deemed to be beneficially owned by Mr. Li, through Beachhead, Double Double and Point Forward.
(2)	Percentage calculated based on 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as reported by the Issuer’s Form 20-F filed on March 12, 2020.

13

Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this “Amendment No. 10”) amends and supplements the Schedule 13D filed on September 14, 2018, as amended by Amendment No. 1 filed on November 19, 2018, by Amendment No. 2 filed on December 18, 2018, by Amendment No. 3 filed on January 8, 2019, by Amendment No. 4 filed on February 4, 2019, by Amendment No. 5 filed on March 12, 2019, by Amendment No. 6 filed on September 19, 2019, by Amendment No. 7 filed on November 18, 2019, by Amendment No. 8 filed on January 24, 2020 and by Amendment No. 9 filed on March 20, 2020 (the “Schedule 13D”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of China Biologic Products Holdings, Inc., a company organized under the laws of the Cayman Islands (the “Issuer”).

Except as specifically provided herein, this Amendment No. 10 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms used and not defined herein have the meanings given to such terms in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

This Amendment No. 10 is being jointly filed by the following persons pursuant to Rule 13d-1(k) promulgated under the Act:

1)       Beachhead Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Beachhead”);

2)       Double Double Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Double Double”);

3)       Point Forward Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Point Forward”);

4)       Centurium Capital Partners 2018, L.P., a limited partnership incorporated under the laws of the Cayman Islands, which holds 100% equity interest in Beachhead and Double Double (“CCP 2018”);

5)       Centurium Capital Partners 2018 GP Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands and the sole general partner of CCP 2018 (“Centurium GP”);

6)       Centurium Capital 2018 Co-invest, L.P., a limited partnership incorporated under the laws of the Cayman Islands, which holds 74% in Point Forward (the “CCCI 2018”);

7)       Centurium Capital 2018 SLP-B Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands and the sole general partner of CCCI 2018 (“Centurium SLP-B”);

8)       CCM CB I, L.P., a limited partnership incorporated under the laws of the Cayman Islands, which holds 26% in Point Forward (the “CCM CB I”);

9)       CCM CB I Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and the sole general partner of CCM CB I, L.P. (“CCM CB I GP”);

10)       Centurium Holdings Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands and the sole shareholder of Centurium GP, Centurium SLP-B and CCM CB I GP, respectively (“Centurium GP Holdco”);

11)       Centurium Holdings (BVI) Ltd., an exempted company incorporated under the laws of the British Virgin Islands and the sole shareholder of Centurium GP Holdco (“Centurium TopCo”); and

12)       Mr. Hui Li, a Hong Kong citizen, the sole shareholder of Centurium TopCo (“Mr. Li”, and together with Beachhead, Double Double, Point Forward, CCP 2018, Centurium GP, CCCI 2018, Centurium SLP-B, CCM CB I, CCM CB I GP, Centurium GP Holdco and Centurium TopCo, the “Reporting Persons”) and a director of each of Beachhead, Double Double, Point Forward, Centurium GP, Centurium SLP-B, CCM CB I GP, Centurium GP Holdco and Centurium TopCo.

14

The address of the principal business and principal office of each of the Reporting Persons, other than Centurium TopCo and Mr. Li, is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The address of principal business and principal office of Centurium TopCo is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The address of principal business and principal office of Mr. Hui Li is Suite 1008, Two Pacific Place, 88 Queensway, Hong Kong.

The principal business each of Beachhead and Double Double is investment holding. The principal business of CCP 2018 is that of making private equity and related investments. The principal business of Centurium GP is acting as general partner to certain private equity funds, including CCP 2018. The principal business of CCCI 2018 is that of making private equity and related investments. The principal business of Centurium SLP-B is acting as general partner to certain private equity funds, including CCCI 2018. The principal business of CCM CB I is that of making private equity and related investments. The principal business of CCM CB I GP is acting as general partner to certain private equity funds, including CCM CB I. The principal business of Centurium GP Holdco is controlling and managing Centurium GP, Centurium SLP-B and CCM CB I GP. The principal business of Centurium TopCo is controlling and managing Centurium GP Holdco. The principal business of Mr. Li is controlling and managing Centurium TopCo.

Mr. Andrew Chan is a director of each of Beachhead, Double Double, Point Forward, Centurium GP, Centurium SLP-B and CCM CB I GP. Mr. Andrew Chan is the chief finance officer of the management company of CCP 2018, CCCI 2018 and CCM CB I. Mr. Andrew Chan is a Hong Kong citizen and his business address is Suite 1008, Two Pacific Place, 88 Queensway, Hong Kong.

Mr. Jun Liu is a director of Point Forward, CCM CB I GP and Centurium GP. Mr. Jun Liu is the general counsel of the management company of CCP 2018, CCCI 2018 and CCM CB I. Mr. Jun Liu is a Hong Kong citizen and his business address is Suite 1008, Two Pacific Place, 88 Queensway, Hong Kong.

Beachhead, Double Double and Point Forward are record holders of 7,908,726 Ordinary Shares, 887,409 Ordinary Shares and 1,601,265 Ordinary Shares, respectively, as of the date of this Amendment No. 10.

None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On April 8, 2020, Beachhead and Point Forward entered into an assignment agreement (the “Parfield Assignment Agreement”), pursuant to which Beachhead assigned its right to acquire the Parfield Sale Shares under the Parfield SPA to Point Forward.

On April 8, 2020, Parfield, Amplewood, Beachhead and Point Forward entered into a waiver letter (the “Parfield CP Waiver Letter”), pursuant to which Parfield, Amplewood, Beachhead and Point Forward agreed to waive the closing condition under the Parfield SPA that a definitive agreement for the Proposed Transaction shall have been entered into.

On April 9, 2020, the transactions contemplated by the Parfield SPA were completed, and Point Forward acquired an aggregate of 700,000 Ordinary Shares from Parfield and Amplewood.

15

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)–(b) The following information with respect to the ownership of Ordinary Shares by the Reporting Persons filing this statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Ordinary Shares Held Directly	Shared Voting Power	Shared Dispositive Power	Beneficial Ownership	Percentage (2)
Beachhead	7,908,726	7,908,726	7,908,726	7,908,726	20.6%
Double Double	887,409	887,409	887,409	887,409	2.3%
Point Forward	1,601,265	1,601,265	1,601,265	1,601,265	4.2%
CCP 2018 (1)	0	8,796,135	8,796,135	8,796,135	22.9%
Centurium GP (1)	0	8,796,135	8,796,135	8,796,135	22.9%
CCCI 2018(1)	0	1,184,680	1,184,680	1,184,680	3.1%
Centurium SLP-B(1)	0	1,184,680	1,184,680	1,184,680	3.1%
CCM CB I(1)	0	416,585	416,585	416,585	1.1%
CCM CB I GP(1)	0	416,585	416,585	416,585	1.1%
Centurium GP Holdco(1)	0	10,397,400	10,397,400	10,397,400	27.0%
Centurium TopCo(1)	0	10,397,400	10,397,400	10,397,400	27.0%
Mr. Hui Li(1) (3)	28,269	10,397,400	10,397,400	10,425,669	27.1%

(1)	Each of Beachhead and Double Double is 100% owned by CCP 2018. Point Forward is 74% owned by CCCI 2018 and 26% owned by CCM CB I. Centurium GP is the general partner to CCP 2018, Centurium SLP-B is the general partner to CCCI 2018 and CCM CB I GP is the general partner of CCM CB I. Centurium GP Holdco and Centurium TopCo are the direct and indirect sole shareholders of Centurium GP, Centurium SLP-B and CCM CB I GP, respectively, and Mr. Li is the sole shareholder of Centurium TopCo. As such, each of CCP 2018, Centurium GP, Centurium GP Holdco, Centurium TopCo and Mr. Li may exercise voting and dispositive power over the Ordinary Shares held by Beachhead and Double Double, and each of CCCI 2018, CCM CB I, Centurium SLP-B, CCM CB I GP, Centurium GP Holdco, Centurium TopCo and Mr. Li may exercise voting and dispositive power over the Ordinary Shares held by Point Forward.
(2)	Percentage calculated based on 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as reported by the Issuer’s Form 20-F filed on March 12, 2020.
(3)	Represents (i) 28,269 Ordinary Shares directly held by Mr. David Hui Li, and (ii) 10,397,400 Ordinary Shares deemed to be beneficially owned by Mr. Li, through Beachhead, Double Double and Point Forward.

Because of the arrangements in the Consortium Agreement, the parties to that agreement are deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act, and such “group” is deemed to beneficially own an aggregate of 26,374,631 Ordinary Shares, which represents approximately 68.5% of the total number of Ordinary Shares issued and outstanding as of March 9, 2020 as reported in the Issuer’s Form 20-F filed on March 12, 2020. Neither the filing of this Amendment No. 10 nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the 15,977,231 Ordinary Shares beneficially owned in the aggregate by PWM, Parfield, CITIC Capital, Hillhouse, and Temasek and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a)-(b), none of the persons named in response to Item 5(a)-(b) has effected any transactions in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in Item 2, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Amendment No. 10.

(e) Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit 1, with respect to the joint filing of this Amendment No. 10 and any amendment or amendments hereto.

The descriptions of the principal terms of the Parfield Assignment Agreement and Parfield CP Waiver Letter under Item 4 are incorporated herein by reference in their entireties.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement dated April 10, 2020 by the Reporting Persons.

16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 2020

BEACHHEAD HOLDINGS LIMITED

By:	/s/ Hui Li
Name: HUI LI
Title: Director

DOUBLE DOUBLE HOLDINGS LIMITED

By:	/s/ Hui Li
Name: HUI LI
Title: Director

POINT FORWARD HOLDINGS LIMITED

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL PARTNERS 2018, L.P.

By:	CENTURIUM CAPITAL PARTNERS 2018 GP LTD., GENERAL PARTNER

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL PARTNERS 2018, GP LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL 2018 CO-INVEST, L.P.

By:	CENTURIUM CAPITAL 2018 SLP-B LTD., GENERAL PARTNER

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL 2018 SLP-B LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CCM CB I, L.P.

By:	CCM CB I Limited, GENERAL PARTNER

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CCM CB I Limited

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM HOLDINGS LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM HOLDINGS (BVI) LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

HUI LI

By:	/s/ Hui Li